Prospectus Supplement filed pursuant to Rule 424(b)(3)
in connection with Registration Statement No. 333-136348
Innovive Pharmaceuticals, Inc.
Prospectus Supplement No. 7 dated January 5, 2007
(to Prospectus dated August 10, 2006)
8,362,852 shares of common stock
     This prospectus supplement supplements information contained in that certain prospectus, dated August 10, 2006, relating to the offer and sale by the selling stockholders listed in the prospectus of up to 8,362,852 shares of common stock of Innovive Pharmaceuticals, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus and all previous supplements. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

Material Information Reported in Current Report on Form 8-K
     On January 5, 2007, we filed our Current Report on Form 8-K to disclose that we had received from the United States Food and Drug Administration orphan drug designation for INNO-406 for the treatment for chronic myelogenous leukemia. The material contents of the press release filed with the Form 8-K are set forth below.
INNOVIVE Pharmaceuticals Announces Receipt of FDA Orphan Drug Designation for INNO-406 for the Treatment of Chronic Myelogenous Leukemia

NEW YORK, January 4, 2007 — INNOVIVE Pharmaceuticals, Inc. (OTCBB: IVPH) today announced that the U.S. Food and Drug Administration (FDA) has granted orphan drug designation to the company’s drug candidate INNO-406, an orally bioavailable dual Bcr-Abl and Lyn-kinase inhibitor for Gleevec®-resistant or intolerant chronic myelogenous leukemia.

Orphan drug designation is granted by the FDA to encourage companies to develop products that treat rare diseases and conditions that affect fewer than 200,000 Americans. Developers of orphan drugs are granted seven years of marketing exclusivity after approval of their orphan drug product as well as tax incentives for clinical research they have undertaken. In addition, the FDA coordinates research study design assistance for developers of drugs for rare diseases and conditions, and grant funding is available to defray costs of qualified clinical testing expenses incurred in connection with the development of orphan drug products.

INNOVIVE reported preliminary data from a Phase I study of INNO-406 during the American Society of Hematology Annual Meeting in December 2006 showing that early evidence of clinical activity has been demonstrated in Gleevec-resistant and nilotinib-intolerant patients using hematologic, cytogenetic, and molecular measures. Therapeutically active concentrations of INNO-406 have been achieved in human tissue, and the drug has been shown to be safe through the first three dose cohorts with no serious adverse events or clinically relevant adverse events reported. INNO-406 is well tolerated at 120 mg/day and the dose escalating Phase I study continues in an effort to determine a recommended Phase II dose. The company plans to announce final data from the Phase I study in the second quarter of 2007 and initiate a Phase II pivotal trial in 2007.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the original prospectus.
     Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.
The date of this Prospectus Supplement No. 7 is January 5, 2007.

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